Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

Press Release

Prime Number Acquisition I Corp. Announces Effectiveness of Proxy Statement/Prospectus and August 15, 2023 Special Meeting of Stockholders to Approve Business Combination with noco-noco Pte. Ltd.

New York, New York, July 26, 2023 (GLOBE NEWSWIRE) – Prime Number Acquisition I Corp. (Nasdaq: PNAC) (or “PNAC”), a publicly traded special purpose acquisition company today announced that it will hold a special meeting of stockholders of PNAC on Tuesday, August 15, 2023 at 9:00 a.m. Eastern Time (the “Special Meeting”) to vote on, among others, the proposed business combination (the “Business Combination”) with noco-noco Pte. Ltd. (“noco-noco”), a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. Subject to the satisfaction or waiver of the closing conditions set forth therein, the combined company will be renamed to “noco-noco Inc.” (Nasdaq: NCNC) following the closing.

The registration statement on Form F-4 (File No. 333-271994) containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the Business Combination filed by Prime Number Holding Limited (“PubCo”) with the U.S. Securities and Exchange Commission (the “SEC”), was declared effective by the SEC on July 25, 2023. The mailing of Proxy Statement/Prospectus and related materials was commenced today to stockholders of PNAC as of July 13, 2023 (the “Record Date”) .

PNAC’s Special Meeting will be held on August 15, 2023 at 9:00 a.m. Eastern Time virtually via teleconference using the dial-in in information: +1 813-308-9980 (access code: 173547). Stockholders of PNAC as of the Record Date are entitled to notice of, and to vote at, the Special Meeting.

About Prime Number Acquisition I Corp.

Prime Number Acquisition I Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with one or more businesses or entities, provided that it will not undertake its initial business combination with any entity being based in or having the majority of the company’s operations in China (including Hong Kong and Macau). None of its founders or the Company is affiliated with Prime Number Capital LLC, an underwriter for the Company’s initial public offering (the “IPO”).

About noco-noco.

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. With X-SEPA™, a battery separator technology designed for long-lasting and high heat-resistant performance, and noco-noco’s carbon-neutral leasing platform, noco-noco expects to address the need for clean, affordable, and sustainable energy solutions. For more information on noco-noco, visit www.noco-noco.com

Important Information and Where to Find It

On December 29, 2022, PubCo, PNAC, Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo, noco-noco, and certain shareholders of noco-noco collectively holding a controlling interest, entered into a business combination agreement, pursuant to which PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange.

This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read, when available, the Proxy Statement/Prospectus and the amendments thereto and other documents filed by PubCo in connection with the proposed Business Combination, as these materials will contain important information about noco-noco, PNAC and the proposed Business Combination. When available, the Proxy Statement/Prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of PNAC as of the Record Date. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”), without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to noco-noco and PNAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of noco-noco and PNAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of noco-noco and PNAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither noco-noco nor PNAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that neither noco-noco nor PNAC presently know or that noco-noco and PNAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco, PNAC, and their respective directors, officers or employees or any other person that noco-noco and PNAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco and PNAC as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco and PNAC may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco or PNAC as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of noco-noco or PNAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.

Contact:

Prime Number Capital, LLC on behalf of Prime Number Acquisition I Corp.
Ms. Xiaoyan Jiang, Chairwoman
Email: info@pncps.com

noco-noco Pte. Ltd.
4 Shenton Way, SGX Centre 2 #04-06, Singapore 068807
investor@noco-noco.com